MANNATECH, INCORPORATED

600 S. Royal Lane, Suite 200

Coppell, Texas  75019

VIA EDGAR TRANSMISSION

October 4, 2010

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C.  20549

Re:	Application for Withdrawal of Mannatech, Incorporated’s Registration Statement on Form S-3 (File No. 333-169468)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mannatech, Incorporated (the “Registrant”) hereby applies for withdrawal of the Registrant’s registration statement on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2010 (File No. 333-169468) (the “Registration Statement”).

The Registrant intends to withdraw the Registration Statement and subsequently file a new registration statement regarding the securities subject to the Registration Statement to address certain comments made by the Commission pursuant to that certain comment letter dated September 29, 2010.  The Registration Statement was not declared effective by the Commission.  No sales of the Registrant’s securities have been completed pursuant to the Registration Statement.

The Registrant also requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions, please contact J. Kenneth Menges, Jr., P.C. at Akin Gump Strauss Hauer & Feld LLP at 214-969-2783.

Sincerely,

MANNATECH, INCORPORATED

/s/ Stephen D. Fenstermacher

Name: Stephen D. Fenstermacher

Title: Co-CEO and Chief Financial Officer